Fursa Alternative Strategies LLC
                           200 Park Avenue, 54th Floor
                             New York, NY 10166-3399

                                January 31, 2007


Via Telecopy and Overnight Express

Integral Systems, Inc.
5000 Philadelphia Way, Suite A
Lanham, MD 20706-4417
Attention: Mr. Peter Gaffney

Dear Pete:

     This will confirm that Fursa Alternative Strategies LLC ("Fursa"),  William
F. Harley, III ("Harley") and Chartwell Capital Investors II, L.P. ("Chartwell") will not initiate or support a change in the membership of the Board of Integral Systems, Inc. ("Integral") prior to 2008 in view of our mutual commitment to the following effect:

     o By prompt Board action, Integral will undo the by-law changes made by the Company in the Summer of 2006, including de-staggering the Board and reinstating the prior by-laws regarding the calling of special meetings and removing directors as they existed prior to March, 2006 (except that the changes made by Integral last summer to the section of the by-laws addressing the conduct of meetings (Section 8 of Article II) shall remain in effect).

     o Harley will join the Board at the next Board meeting, now scheduled for February 7, 2007 (but in any event, by a date sufficiently prior to the Annual Meeting this April to permit the Company to timely provide its proxy materials), and will be included in the Company's slate of Directors recommended for election at that Annual Meeting.

     o Prior to mailing proxy materials for the next Annual Meeting, the Board will agree upon a slate of eight (8) directors for election at such meeting, of which Harley will be one (1), and the remaining seven
          (7) other nominees will be currently serving Directors. A new outside Chairman would be selected from among the existing Directors by the Board prior to the Annual Meeting.

     o Beginning at the next Board meeting, the entire Board will work together to identify available strategic alternatives, and set goals for enhancing shareholder value, including potential acquisitions, mergers, dispositions, recapitalizations and plans for internal growth.

     o Chartwell agrees to withdraw its shareholder proposal submitted to Integral on November 17, 2006.

     o Harley will honor his responsibilities as a Director of Integral including confidentiality of Board deliberations and of Integral's proprietary information. Harley acknowledges that his responsibilities include compliance with Integral's Insider Trading Policy.

     o The next Annual Meeting will be conducted in accordance with the provisions of the Addendum attached hereto.

     While Harley is a member of the Board, and the Company agrees to include him in its slate for election at the upcoming Annual Meeting, Harley, Fursa and Chartwell will abide by the foregoing commitment with the understanding and on the condition that the Company will do likewise. As the obligations of the parties hereto are interdependent, any failure by the Company to honor the foregoing commitment shall release Harley, Fursa and Chartwell from their respective commitments. As fiduciaries for our investors, we note that nothing here binds Fursa to vote its shares in any particular manner on any issue requiring shareholder action, except that Fursa will agree to vote for the Slate of Directors described above.

                     [Remainder of Page Intentionally Blank]

                                          Very truly yours,

                                          FURSA ALTERNATIVE STRATEGIES LLC



                                          By:  /s/ William F. Harley, III
                                             -----------------------------------
                                             Name: William F. Harley, III
                                             Title: Chief Investment Officer



                                          CHARTWELL CAPITAL INVESTORS II, L.P.



                                          By:   /s/ Kenneth E. Purcell
                                             -----------------------------------
                                             Name:  Kenneth E. Purcell
                                             Title: Managing Director



                                          WILLIAM F. HARLEY, III, INDIVIDUALLY

                                                /s/ William F. Harley, III
                                             -----------------------------------



AGREED:

INTEGRAL SYSTEMS, INC.

By:        /s/ Peter J. Gaffney
       -----------------------------
       Name:   Peter J. Gaffney
       Title:  Chief Executive Officer

                                    ADDENDUM

                  AGREEMENT GOVERNING CONDUCT OF ANNUAL MEETING

     1. The chairman of the meeting (the "Chairman") of the 2007 Annual Meeting of Stockholders of Integral Systems, Inc., currently scheduled to be held in April 2007 (together with any adjournment(s) or postponement(s) of such Annual Meeting, the "Meeting"), who will preside at the Meeting, will be designated by a majority vote of Integral's Board of Directors. To the extent that this paragraph 1 is inconsistent with Section 7 of Article II of the Amended and Restated By-Laws of Integral, as amended and currently in effect (the "Bylaws"), such Section of the Bylaws shall be amended to the extent necessary to be consistent with this paragraph 1.

     2. The Chairman will be impartial in the conduct of the Meeting, maintain the orderly conduct of the Meeting, and adhere to this Agreement Governing Conduct of Meeting.

     3. Each of Fursa, Harley, Chartwell and Integral will conduct themselves in a professional manner and in accordance with this Agreement.

     4. Each of Elaine M. Brown and Albert Alderete, or such other person(s) as may be designated by a majority vote of Integral's Board of Directors, will be appointed by Integral's Board of Directors, with full power of substitution and resubstitution in each of them, to serve as proxies on behalf of the stockholders of the Company in connection with the Meeting.

     5. The only matters to be voted on by the stockholders of the Company at the Meeting, and the only business to be considered at the Meeting, shall be as follows: (1) the election of eight (8) directors and (2) consideration of any stockholder proposal previously made in accordance with the advance notice procedures set forth in the By-Laws and not withdrawn prior to the Meeting. Any other business shall be deemed to have not been properly brought before the Meeting and shall not be transacted.

     6. The Chairman will not accept or consider any motions, nominations or proposals from the floor.

     7. The agenda for the meeting shall be as follows:

          A.   Meeting called to order

          B.   Welcoming remarks

          C. Procedural matters, including proof of due notice of Meeting, determination of quorum and examination of proxies, reading and disposing of minutes of last meeting of stockholders; and announcement of purposes for which the meeting was called

          D.   Election of Directors (as set forth in paragraph 5 above)

          E. Consideration of Stockholder Proposal (as set forth in paragraph 5 above)

          F.   Question and Answer Period

          G.   Adjournment

          H.   Report of Officers to Stockholders

     8. During the Question and Answer Period specified in the Agenda set forth in paragraph 7 above, any stockholder or proxy holder may ask appropriate questions from the floor and receive appropriate answers, which questions shall not be more than three (3) minutes. All questions shall be directed to the Chairman who shall answer them or, if the Chairman shall determine, refer them to the appropriate person or persons for response. The questioners shall be asked to identify themselves by name and to state on whose behalf they are speaking, if other than themselves.



                                       ii